Exhibit 99.1

TeliaSonera Finland Reaches Agreement with Elisa and DNA
on New Mobile Interconnection Fees

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 19, 2007--TeliaSonera Finland (Nasdaq:TLSN) (STO:TLSN) (HEX:TLS1V) (LSE:TEE) has reached an agreement with Elisa Corporation and DNA Networks Ltd on new mobile interconnection fees for the years 2007-2010. According to the agreement, the parties will adopt symmetrical interconnection pricing in December 2009. TeliaSonera Finland and Elisa will have the same prices already from the beginning of 2008.

Interconnection prices 2007-2008, eurocent/min: TSF Elisa DNA 2007 6.6 7.0 8.2 2008 5.1 5.1 6.0

At the beginning of 2009, DNA's price will be 0.5 cents higher than TSF's and Elisa's, and from December 2009 all three parties will have an equal interconnection price.

TeliaSonera estimates that the new interconnection pricing will have a positive effect of approximately SEK 150 million (EUR 15 million) on the 2007 result of Finnish mobile communications, assuming the current traffic volumes and taking into account the change in the agreement with Elisa for the year 2007. The additional effect on the result of the forthcoming years is estimated to be smaller depending on market development.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera Finland
Esa Rautalinko
Head of Mobility Services Finland
Tel: +358 400 740 997